Facts that Reinforce the Urgent Case for Change at Pitney Bowes

Prepared by Hestia Capital Management
APRIL 2023

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Disclaimer

The materials contained herein (the "Materials") represent the opinions of Hestia Capital Partners, LP and the other participants named in its proxy solicitation (collectively, "Hestia," the "Hestia Group" or "we") and are based on publicly available information with respect to Pitney Bowes Inc. ("Pitney Bowes," "PBI" or the "Company"). The Hestia Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Hestia Group's conclusions. The Hestia Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Hestia Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Hestia Group herein are based on assumptions that the Hestia Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Hestia Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Hestia Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Hestia Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Hestia Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Hestia Group. Although the Hestia Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Hestia Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Hestia Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

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The Reality of Pitney Bowes' SG&A Costs

PITNEY BOWES' CLAIMS from press release April 18, 2023:	"Pillar" 1: Optimize Corporate Cost Structure	✓ Hestia's focus on "unallocated costs" is a misdirection that ignores the fact that our SG&A expense ratio is in range with our peers ✓ PBI has reduced its **SG&A as % of revenue from 39% in 2012 to 26% in 2022**, an improvement of ~13 percentage points between 2012 vs. 2022

THE FACTS

While we focused on Corporate Unallocated SG&A Costs to be conservative, the Company's performance is even worse at a total SG&A level:

SG&A/Revenue has predictably declined as the Company's revenue has increasingly been tied to the domestic parcel industry, which operates on razor thin SG&A.

Pitney Bowes' SG&A as a percentage of Gross Profit has been increasing, from middle of the pack to second highest, amongst the Company's self-selected peer group.





SG&A as percentage of Gross Profit:
SG&A has grown as a problem and is a major contributor to the Company's declining EBIT margins.

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The Reality of Pitney Bowes' SG&A Costs (Cont.)

PITNEY BOWES' CLAIMS

from press release April 18, 2023:

- Focus on unallocated costs ignores that they are only a subset of and not total SG&A
- Hestia cherry-picked unrelated companies like J&J, P&G, PepsiCo and Disney to suit its narrative
- PBI's SG&A as a % of revenue was 25.6%[1] in 2022, well within the 12% - 44% range for our Form 10K peers[2]
- Hestia conveniently leaves out comparisons to Stamps.com which has a 38% SG&A as % revenue[3] and Quadient which is at 43%[4], while drawing comparisons to them heavily in its other "Pillars"

Hestia's "Conglomerate" peers: Disney, P&G, J&J, PepsiCo, MillerKnoll and Topgolf Callaway Brands

- Hestia inexplicably benchmarks Pitney Bowes to giant consumer, retail and entertainment holding companies which operate numerous retail brands and hence have limited unallocated expenses
- Pitney Bowes is *not* a holding company; we have three coherent and synergistic segments under the unified "Pitney Bowes" brand
- Integrated nature of our offerings means retaining costs at the corporate level to facilitate efficiencies and joint innovation
- Even using Hestia's "peer" group our total SG&A as % of revenue falls at the median of its "conglomerate peers"

THE FACTS

- **The Company states that they are not a conglomerate, which, if true, only makes its Corporate Unallocated SG&A even more problematic.**
- We selected a conglomerate peer group because these tend to have higher Corporate Unallocated costs. Corporate Unallocated at non-conglomerate peers is lower than at conglomerate peers.*
- Therefore, the Company's argument means their excessive SG&A problem is even worse than we stated.
- The Company's comment about Stamps.com is misleading. Stamps.com generated Gross Margins of 76% in 2020⁺ compared to 33% at Pitney Bowes in its most recent year. Stamps.com SG&A as a percentage of Gross Profit was 49%, compared to 84% for Pitney Bowes.
- **As a result, Stamps.com generated EBIT margins of 26%, compared to 4% for Pitney Bowes.**
- Despite Quadient being a far inferior business to SendTech, not only is it faster growing, but it is doing so at lower SG&A levels than Pitney Bowes.
- **Quadient's SG&A as a percentage of Gross Profit declined from 60% in 2012 to 59% in 2022, while Pitney Bowes SG&A as a percentage of Gross Profit has increased from 66% to 84%.**

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*Hestia April 2023 presentation, slide 19.
⁺ Final full years as a public company.

4

The Reality of the Hestia Slate's GEC Plan

PITNEY BOWES' CLAIMS

from press release April 18, 2023:

"Pillar" 2: Restore GEC to Profitability & Explore Alternatives

- ✓ Hestia's proposal for GEC is based on **unrealistic assumptions, contains inconsistencies and would be value-destructive**
- ✓ "Shrinking" GEC strategy **ignores the importance of scale and operating leverage which is built into our national network**

Our GEC strategy has been validated on several fronts

1. Hestia proposes shrinking its assumed GEC domestic business size by ~50%, shedding substantial revenues with assumed <5% gross margins and reducing sales by ~$600MM
2. Then, Hestia assumes bringing in ~$300MM of new / renegotiated sales at 10%+ gross margins; however, there is no insight whatsoever into the strategy to attain sufficient new 10%+ gross margin sales to compensate for the ~50% loss in its assumed domestic revenues
3. Hestia's "triage" appears to be, 1) Reduce revenue, 2) Improve gross margin, 3) Improve EBIT – these are not strategies at all, but aspirations with no timelines
   - Hestia does not explain how it will cover the costs of a national logistics network while shrinking revenue
4. Hestia continues to project an EBIT loss for domestic GEC while claiming it will "Restore GEC to profitability"
5. As a glaring contradiction, Hestia's $725-$1,050MM GEC valuation in "Pillar" 1 is at odds with its own assumptions in "Pillar" 5, where GEC sale proceeds are assumed at $250MM

THE FACTS

- The Board makes numerous false and/or misleading claims about our GEC plan:
- The Company claims that our plan entails losing $600M in revenue, which is simply not the case. Our presentation makes clear that we expect to lose roughly $300M in revenue, while retaining the remaining $800M - $850M at higher margin levels, as a result of **pricing adjustments**.
- The Company claims that we provide no insight on how we will manage the logistics network, but we clearly state that **we will pursue network rationalization to align costs with lower revenues.**

To put a fine point on the above, these two steps would begin to return Newgistics to its 2017 roots, when it was profitably growing under the leadership of Hestia nominee Todd Everett.

- The Company claims we believe Pillar 1 will deliver $725M - $1,050M in valuation. This is an outright falsehood. **Our valuation walk clearly lays out $1.71 to $2.94 in potential per share valuation, which translates to $300M - $500M in valuation**.
- The Company claims that Pillar 1 and 5 are "contradictory." Not only is their claim confusing given that the Pillars they reference do not align with their assertions, but what we believe their unclear claim to be is, again, untrue:
  - Our plan for GEC:
    - ✓ Step 1: Deliver value by cutting the losses in GEC.
    - ✓ Step 2: Additional value to be added by the sale of GEC, which will still be operating at losses.
  - As such, the potential sale of parts of GEC would be expected to create value on the sale (which we account for) as well as additional value on the elimination of remaining GEC losses (which we did not include in our valuation bridge).
  - Quite simply, rather than "double counting," we have undercounted the benefits.

The Reality of Pitney Bowes' Debt Wall

"Pillar" 5: Address Significant Capital Structure Issues

✓ Hestia seeks to create a false urgency about our debt profile; in fact, our refinancings have carefully managed our maturities with only 45% of our debt maturing in next 5 year vs. 90% median for Hestia's cherry-picked logistics "peers"

THE FACTS

The Company's reference to near-term debt to total debt is irrelevant. What matters most is a company's ability to pay its debt. As the chart below shows, Pitney Bowes Debt/FCF over the next six years is very troubling.

Pitney Bowes' rapidly declining Unsecured Debt rating reflects rating agency concerns over the looming debt wall, which requires urgent attention. Its peers attract no such worry from the ratings agencies.



Titanium has negative FCF, so their ratio is negative. The company has $68M in debt



The Company's claim of false urgency shows an unacceptable level of complacency regarding stakeholder's best interests.

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Investors Have a Clear Choice: VOTE THE <u>WHITE</u> PROXY

Hestia offers investors the opportunity to vote for change at Pitney Bowes.



Our plan is supported by proven experts on our slate:

- Milena Alberti-Perez has helped companies address debt issues, like the ones Pitney Bowes currently faces, and has done significant work with leading experts, including BRG and Ropes & Gray, to develop initiatives to address the looming debt wall.
- Todd Everett is the last executive to have profitably run Newgistics – and has laid out a plan to return the business to its previous success.
- Katie May has successfully built a growing eCommerce postage label business and has plans to help Pitney Bowes build a substantial eCommerce shipping label business.
- Lance Rosenzweig has overseen four successful turnarounds and will begin turning around Pitney Bowes while our ongoing search for a permanent CEO proceeds prudently and deliberately.
- Kurt Wolf has successfully served on the boards of two public companies which were facing significant business and financial risks when he joined. He left both companies in significantly better shape than when he joined.



Pitney Bowes' current Board offers more of the same:

- A path forward that perpetuates actions that have led to persistent total stockholder declines over the past eight years.
- No material pivot or change in strategy.
- No detail behind business improvements, other than "growth will improve results" – despite history showing just the opposite.
- As such, the Company's recent presentations do little more than attack a top stockholder for our constructive ideas, while suggesting that executing the same strategy – for a ninth year – will yield different results.

transform pitney bowes